Exhibit 99.2
                                                                    ------------





                                  To Holders of

                     $200,000,000 12% Senior Notes due 2009
                                       and
                (pound)75,000,000 12 1/4 % Senior Notes due 2009







                           Quarterly Financial Report

                                       of
                         Premier International Foods plc
                    for the three months ended March 31, 2002









                                  28 The Green
                                  Kings Norton
                                   Birmingham
                                     B38 8SD

          QUARTERLY FINANCIAL REPORT OF PREMIER INTERNATIONAL FOODS PLC

                                      INDEX

                                                                                                   Page
Unaudited Consolidated Financial Statements

     Consolidated Profit and Loss Accounts for the three month periods ended March 31, 2001
     and March 31, 2002                                                                             1

     Consolidated Statements of Net Liabilities at December 31, 2001 and March 31, 2002             2

     Consolidated Cash Flow Statements for the three month periods ended March 31, 2001 and         3
     March 31, 2002

     Consolidated Statements of Total Recognised Gains and Losses for the three
     month periods ended March 31, 2001 and March 31, 2002                                          4

     Reconciliation of Movements in Consolidated Net Liabilities for the three
     month periods ended March 31, 2001 and March 31, 2002                                          4

     Notes to the Consolidated Financial Statements                                                 5

Management's discussion and analysis of financial condition and results of operations               12

Quantitative and Qualitative Disclosures about Market Risk                                          16

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This quarterly report includes statements that are, or may deemed to be, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this quarterly report, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. We make these forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

o our ability to leverage our leading market positions, flexible manufacturing capabilities and strong relationships with retailers in the U.K. to introduce both new products and product line extensions;
o our ability to further expand into continental Europe and our ability to increase our sales in continental Europe by leveraging our existing distribution and manufacturing capabilities in France and Holland;
o the competitive environment in the food market in general and in our specific market areas and our ability to expand our business and develop additional revenue sources; and
o    our ability to grow our food service business.


         Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this quarterly report, those results or developments may not be indicative of results or developments in subsequent periods.


         We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this quarterly report.

                         Premier International Foods plc

                 UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                         Three Months Ended
                                                                                              March 31,
                                                                              Note       2001          2002
                                                                                    (pound)m      (pound)m
Turnover:           Continuing operations                                                   211.9         211.5
                    Discontinued operations                                                   2.2           0.2
                                                                                      ------------  ------------
                                                                                2           214.1         211.7

Operating profit:   Continuing operations                                                    11.5          13.2
                    Operating exceptional items                                               -            (1.0)
                                                                                      ------------  ------------
                                                                                             11.5          12.2

                    Discontinued operations                                                  (0.3)         (0.1)
                    Operating exceptional items                                               -             -
                                                                                      ------------  ------------
                                                                                             (0.3)         (0.1)

                                                                                      ------------  ------------
Profit before non operating exceptional items                                   2            11.2          12.1

Non operating exceptional items                                                             (18.0)          -
                                                                                      ------------  ------------

Profit / (loss) on ordinary activities before interest                                       (6.8)         12.1

Net interest payable                                                            3           (19.1)        (13.4)
                                                                                      ------------  ------------

Loss on ordinary activities before taxation                                                 (25.9)         (1.3)

Tax benefit / (charge)                                                                        1.8          (0.2)
                                                                                      ------------  ------------

Loss on ordinary activities after taxation                                                  (24.1)         (1.5)

Dividends                                                                                     -             -
                                                                                      ------------  ------------

Transferred to reserves                                                                     (24.1)         (1.5)
                                                                                      ============  ============

The accompanying notes are an integral part of these consolidated financial statements

                         Premier International Foods plc

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                                                            December 31    March 31
                                                               2001          2002
                                                    Note    (pound)m      (pound)m
 Fixed assets:
   Intangible assets                                              17.4          17.2
   Tangible assets                                               120.0         118.2
   Investments                                                     0.2           0.1
                                                            ------------  ------------
                                                                 137.6         135.5
 Current assets:
   Stocks                                             4          105.6         100.6
   Debtors due:
      Within one year                                            137.1         132.9
      After more than one year                                    11.7          11.2
   Cash at bank and in hand                                       27.3          19.2
                                                            ------------  ------------
                                                                 281.7         263.9

 Current Liabilities:
   Creditors: amounts falling due within one year               (199.1)       (175.7)
                                                            ------------  ------------

 Net current assets                                               82.6          88.2

 Total assets less current liabilities                           220.2         223.7

 Creditors due after more than one year
   Borrowings                                         5         (375.7)       (381.4)
   Other creditors                                                (0.5)         (0.4)
 Provisions for liabilities and charges                           (4.2)        (11.0)
                                                            ------------  ------------
                                                                (380.4)       (392.8)

                                                            ------------  ------------

 Net deficit                                                    (160.2)       (169.1)
                                                            ============  ============

 Capital and reserves
   Share capital                                                  83.7          83.7
   Share premium account                                         623.2         623.2
   Revaluation reserve                                             4.0           4.0
   Profit and loss account                                      (871.1)       (880.0)
                                                            ------------  ------------

 Total equity shareholders deficit                              (160.2)       (169.1)
                                                            ============  ============

The accompanying notes are an integral part of these consolidated financial statements

                         Premier International Foods plc

                   UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

                                                                                      Three Months Ended
                                                                                            March 31,
                                                                           Note         2001        2002
                                                                                   (pound)m      (pound)m
Net cash inflow from operating activities                                  (a)           17.0           4.9
Return on investments and servicing of finance                                          (13.4)        (13.3)
Taxation                                                                                 (1.4)         (0.4)
Capital expenditure and financial investment                                             (3.6)         (2.7)
Acquisitions and disposals                                                              102.0          (0.1)
                                                                                    ------------- ------------
Cash inflow before financing                                                            100.6         (11.6)

Financing
  Increase / (decrease) in debt                                                         (74.1)          1.6
                                                                                    ------------- ------------

Increase / (decrease) in cash in the period                                              26.5         (10.0)
                                                                                    ============= ============

Reconciliation of net cash flow to movement in net debt
Decrease in cash in the period                                                           26.5         (10.0)
Cash outflow from decreased debt and lease financing                                     74.1          (1.6)
                                                                                    ------------- ------------
Decrease in net debt in the period                                                      100.6         (11.6)

Net debt at January 1                                                                  (470.9)       (358.7)
                                                                                    ------------- ------------

Net debt pre capitalised debt issuance at March 31                                     (370.3)       (370.3)
                                                                                    ------------- ------------

Less amortisation of capitalised debt issuance costs                                     (1.3)         (1.1)
Exchange movement on debt                                                                (6.8)         (3.0)
                                                                                    ------------- ------------

Net debt at March 31                                                                   (378.4)       (374.4)
                                                                                    ============= ============

Analysis of movement in net debt

                                                                     Movements
                                             At         Cash flow    Capitalised    Exchange          At
                                        December 31                 debt issuance   movement       March 31
                                            2001                        costs        on debt         2002
                                          (pound)m      (pound)m      (pound)m      (pound)m       (pound)m
Bank overdrafts                                (0.8)          (1.9)          -             -            (2.7)
Less: Cash balances                            27.3           (8.1)          -             -            19.2
                                        -------------  ------------  ------------  ------------  -------------
Net cash                                       26.5          (10.0)          -                          16.5
Debt due after 1 year                        (384.2)          (1.6)          -            (3.0)       (388.8)
Debt due within 1 year                        (13.4)           -             -             -           (13.4)
Capitalised debt issuance costs                12.6            -            (1.1)          -            11.5
                                        -------------  ------------  ------------  ------------  -------------
Net borrowings                               (358.5)         (11.6)         (1.1)         (3.0)       (374.2)

Finance leases                                 (0.2)           -             -             -            (0.2)
                                        -------------  ------------  ------------  ------------  -------------

Net debt                                     (358.7)         (11.6)         (1.1)         (3.0)       (374.4)
                                        =============  ============  ============  ============  =============

The accompanying notes are an integral part of these consolidated financial statements

                         Premier International Foods plc

             NOTE TO THE UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

(a) Reconciliation of operating profit to operating cash flows

                                                                                         Three Months Ended
                                                                                              March 31,
                                                                                         2001          2002
                                                                                    (pound)m      (pound)m
Operating profit before exceptional items                                                  11.2          13.1
Depreciation                                                                                3.7           4.2
Amortisation of intangible assets                                                           0.1           0.4
Amortisation of pension prepayment                                                          -             0.5
(Increase)/decrease in stocks                                                              (5.3)          5.0
(Increase)/decrease in debtors                                                              8.7           4.2
Increase/(decrease) in creditors                                                            0.6         (21.3)
Exchange movement in working capital                                                       (0.2)         (0.2)
Cash flows relating to restructuring and other exceptional items                           (1.8)         (1.0)
                                                                                      ------------  ------------

Net cash inflow from operating activities                                                  17.0           4.9
                                                                                      ============  ============


                        UNAUDITED CONSOLIDATED STATEMENTS

                      OF TOTAL RECOGNISED GAINS AND LOSSES



                                                                                        Three Months Ended
                                                                                             March 31,
                                                                                          2001          2002
                                                                                     (pound)m      (pound)m

 Loss for the period                                                                       (24.1)         (1.5)
 Currency translation differences on foreign currency
 net investments                                                                            (0.2)         (0.3)
                                                                                       ------------  ------------

 Total recognised gains and losses for the period                                          (24.3)         (1.8)
                                                                                       ============  ============


                      UNAUDITED RECONCILIATION OF MOVEMENTS

                           IN CONSOLIDATED NET ASSETS


                                                                                          Three Months Ended
                                                                                               March 31,
                                                                                          2001          2002
                                                                                     (pound)m      (pound)m

 Loss for the financial period                                                             (24.1)        (1.5)
 Goodwill transferred to the profit and loss account in respect of disposed businesses      53.0          -
 Other recognised gains and losses                                                          (0.2)        (0.3)
                                                                                       ------------  ------------
 Net increase/(reduction) in net assets                                                     28.7         (1.8)

 Opening net assets                                                                       (207.6)      (160.2)
 Prior period adjustment on implementation of FRS 19 "Deferred Tax"                          -           (7.1)
                                                                                       ------------  ------------
 Adjusted opening net assets                                                              (207.6)      (167.3)

                                                                                       ------------  ------------

 Closing net assets                                                                       (178.9)      (169.1)
                                                                                       ============  ============


The accompanying notes are an integral part of these combined and consolidated financial statements

                         Premier International Foods plc

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       Accounting Policies

Interim financial statements

In the opinion of Premier International Foods plc, the accompanying financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the company's financial position as at March 31, 2002 and the results of operations and cash flows for the three month periods ended March 31, 2001 and 2002. The results of operations for the three month periods are not necessarily indicative of the results to be expected for the full year. The December 31, 2001 balance sheet was derived from Premier's audited financial statements for the year ended December 31, 2001 but does not include all the disclosures required by generally accepted accounting principles. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, included in Premier's 2001 report to the bondholders.

Use of estimates

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom, under the historical cost convention as modified by the revaluation of Premier's freehold and long leasehold properties.

The financial statements necessarily include amounts based on judgements and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortisation, deferred income taxes and tax valuation allowances, pension and post retirement benefits, restructuring charges and contingencies among other items.

Deferred Tax

FRS 19 introduces a form of `full' provision for accounting for deferred tax (called 'incremental liability' approach) that replaces the `partial' provision method in SSAP 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of the reversal of those timing differences. Premier has implemented FRS 19 in its financial year commencing January 1, 2002 and has increased its deferred tax provision at January 1 from (pound)0.6m to (pound)7.7m accordingly and reflected this change as a prior period adjustment.


2.       Summary Segmental Analysis

                                                       Turnover
                                                  Three Months Ended
                                                        March 31,
                                                   2001         2002
                                                (pound)m     (pound)m
By sector:
  Canned foods, pickles and sauces                  85.8         85.5
  Beverages                                         46.6         44.0
  Preserves                                         37.7         40.1
  Potatoes                                          41.8         41.9
                                             ------------ ------------
  Continuing operations                            211.9        211.5

  Operating exceptional items                        -            -
  Discontinued operations                            2.2          0.2
                                             ------------ ------------

Total                                              214.1        211.7
                                             ============ ============

                         Premier International Foods plc

                                                                       Turnover              Operating Profit
                                                                 Three Months Ended         Three Months Ended
                                                                      March 31,                  March 31,
                                                                  2001        2002          2001          2002
                                                               (pound)m     (pound)m      (pound)m      (pound)m
By geographical origin
  United Kingdom                                                 177.6        179.9          10.6          12.8
  Mainland Europe                                                 34.3         31.6           0.9           0.4
  Other countries                                                  -            -             -             -
                                                           ------------ ------------  ------------  ------------
  Continuing operations                                          211.9        211.5          11.5          13.2

  Operating exceptional items                                      -                          -            (1.0)
Discontinued operations                                            2.2          0.2          (0.3)         (0.1)
                                                           ------------ ------------  ------------  ------------

Total                                                            214.1        211.7          11.2          12.1
                                                           ============ ============  ============  ============

Premier has restructured its operations during 1999 and 2000 to form a unified grocery products business. The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, further segmental analysis of operating profit and operating assets is not possible.

The pickles and sauces operations have been reclassified from the preserves reporting unit into the reporting unit with canned foods following a change in management reporting lines in 2001.


3.       Interest

                                                        Three Months Ended
                                                             March 31,
                                                        2001          2002
                                                      (pound)m      (pound)m

 Net external interest payable                           11.0           9.3
 Amortisation of capitalised debt issuance costs          1.3           1.1
 Exchange movement on US$200m 12% Senior notes            6.8           3.0
                                                   ------------  ------------

                                                         19.1          13.4
                                                   ============  ============


4.       Stocks

                                                  December 31    March 31
                                                      2001          2002
                                                    (pound)m      (pound)m

Raw materials                                            34.5          28.7
Work in progress                                          5.9           6.3
Finished goods and goods for resale                      65.2          65.6
                                                  ------------  ------------

                                                        105.6         100.6
                                                  ============  ============

                         Premier International Foods plc

5.   Net borrowings

                                                                                      December 31    March 31
                                                                                         2001          2002
                                                                                       (pound)m      (pound)m
Cash balances                                                                                27.3          19.2

Borrowings due within one year:
Senior Credit Facility due within one year                                                   13.4          13.4
Other bank loans and overdrafts                                                               0.8           2.7
Capitalised debt issuance costs                                                              (4.1)         (4.1)
                                                                                      ------------  ------------
Total borrowings due within one year                                                         10.1          12.0

Borrowings due after 1 year:
Unsecured subordinated US$200m 12% Senior notes due 2009                                    137.4         140.4
Unsecured subordinated(pound)75m 12.25% Senior notes due 2009                                75.0          75.0
Capitalised debt issuance costs                                                              (3.3)         (2.8)
                                                                                      ------------  ------------
                                                                                            209.1         212.6

Senior credit facility                                                                      163.9         163.8
Capitalised debt issuance costs                                                              (5.2)         (4.6)
                                                                                      ------------  ------------
                                                                                            158.7         159.2

Loan from related party                                                                       7.6           9.4
Other unsecured loans                                                                         0.3           0.2

                                                                                      ------------  ------------
Total borrowings due after 1 year                                                           375.7         381.4

                                                                                      ------------  ------------

Net borrowings                                                                              358.5         374.2
                                                                                      ============  ============

The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on December 31, 2006.


Maturity profile of net borrowings / (cash):                                          December 31    March 31
                                                                                          2001          2002
                                                                                        (pound)m      (pound)m

Due within one year or on demand                                                            (13.1)         (3.1)
Due between 1 and 2 years                                                                    18.0          18.0
Due between 2 and 3 years                                                                    22.5          22.5
Due between 3 and 4 years                                                                    31.5          31.5
Due between 4 and 5 years                                                                    71.6          73.4
Due after 5 years                                                                           240.6         243.4
                                                                                      ------------  ------------
                                                                                            371.1         385.7

Capitalised debt issuance costs                                                             (12.6)        (11.5)
                                                                                      ------------  ------------

Net borrowings                                                                              358.5         374.2
                                                                                      ============  ============

                         Premier International Foods plc

Description of Senior Credit Facility and Subordination Arrangements

Senior Credit Facility

In 1999, Premier Financing entered into a Senior Credit Facilities Agreement with Chase Manhattan plc, Deutsche Bank AG London and Salomon Brothers International Limited, as arrangers, The Chase Manhattan Bank, Deutsche Bank AG and Salomon Brothers Holding Company Inc., as underwriters, Chase Manhattan International Limited, as agent and security agent, and Deutsche Bank AG, as documentation agent (the "Senior Credit Facility"). Under the Senior Credit Facility, a syndicate of financial institutions made (pound)420.0m of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line with repayments made. At March 31, 2002, the facilities available to Premier amounted to (pound)302.2m.

Structure
The Senior Credit Facility provides for (pound)302.2m of loan facilities comprising (i) the Refinancing Facilities consisting of Refinancing A and Refinancing B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Refinancing A Facility is for an amount of up to (pound)121.3m and the Refinancing B Facility is for an amount of up to (pound)55.9m. At March 31, 2002, (pound)121.3m was outstanding on the Refinancing A Facility and (pound)55.9m was outstanding on the Refinancing B Facility.

The Working Capital Facility in the amount of up to (pound)125.0m is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At March 31, 2002, no advance had been drawn down under the Working Capital Facility and (pound)17.8m was utilised for general corporate purposes.

Interest Rates and Fees

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EUROBOR for euros) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

- 2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Refinancing A Facility. At March 31, 2002, the margin applied to LIBOR on this facility was 2.0%;

-        2.75% per annum for the Refinancing B Facility; and

- 2.25% per annum reducing on the basis of the ratchet applicable to the Refinancing A Facility for the Working Capital Facility. At March 31, 2002, the margin applied to LIBOR on this facility was 2.0%.


Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At March 31, 2002, the margin applied to LIBOR in respect of commitment fees was 0.625%. Default interest is payable at the applicable interest rate plus 1% per annum.

Security and Guarantees

Premier Financing's obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

                         Premier International Foods plc

Covenants

The Senior Credit Facility requires Premier Financing to observe certain covenants, including covenants relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders' meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified ratios and tests, including EBITDA/total interest expense, total net debt/EBITDA, fixed charge coverage ratio and maximum capital expenditure.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year's budget for use within the first six months of the following financial year.

Maturity and Amortisation

Term Loan Facilities. The Refinancing A Facility will be repaid in semi-annual instalments commencing on June 30, 2000, with the final maturity on June 30, 2006.

The Refinancing B facility will be repaid in two instalments with 50% repayable on December 31, 2006 and the balance repayable on June 30, 2007.

Repayments on these facilities in excess of the original amortisation schedule are applied pro rata over the remaining repayments

Working Capital Advances. The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on June 30, 2006.

Subordination Deed

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes. In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.


6.       Certain Relationships and Related Party Transactions

Monitoring and Oversight Agreement

Premier entered into a ten year agreement (the "Monitoring and Oversight Agreement") with Hicks Muse pursuant to which Premier will pay Hicks Muse an annual fee for providing monitoring and oversight services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one tenth of one percent of Premier's budgeted consolidated net sales, but in no event may the fee be less than (pound)1.1m. Premier paid (pound)0.3m under the agreement to Hicks Muse in the three months ended March 31, 2002.

                         Premier International Foods plc

Golden Share

A Golden Share has been issued by Premier Financing with voting rights which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.


7. Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The following is a summary of the material adjustments to EBITDA, total assets, total debt and shareholders' equity that would have been required in applying the significant differences between UK and US GAAP.

EBITDA represents, for UK GAAP presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortization of intangible assets and pension prepayments. EBITDA, as calculated for US GAAP presentation purposes, represents the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation, amortization of intangible assets and pension prepayments and all items identified as exceptional items (both operating and non-operating exceptional items) under UK GAAP. EBITDA is not a measurement of operating performance calculated in accordance with US GAAP or UK GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by US GAAP or UK GAAP, or as a measure of profitability or liquidity.

                      Reconciliation of consolidated EBITDA
                                                                                          Three Months Ended
                                                                                               March 31,
                                                                                           2001          2002
                                                                                         (pound)m      (pound)m
 Profit on ordinary activities before operating exceptional items, interest and              11.2          13.1
 taxation as reported under UK GAAP
 Depreciation and amortisation                                                                3.8           5.1
                                                                                       ------------  ------------
 EBITDA under UK GAAP                                                                        15.0          18.2
 US GAAP adjustments:
   Derivative financial instruments                                                           1.8           0.2
                                                                                       ------------  ------------
 Net US GAAP adjustments                                                                      1.8           0.2

                                                                                       ------------  ------------

 EBITDA as reported under US GAAP                                                            16.8          18.4
                                                                                       ============  ============

                         Premier International Foods plc

                   Reconciliation of consolidated total assets
                                                                                      December 31,    March 31,
                                                                                          2001           2002
                                                                                        (pound)m      (pound)m
 Total assets as reported under UK GAAP                                                     419.3         399.4
 US GAAP adjustments:
   Goodwill                                                                                 213.3         213.3
   Accumulated amortisation of goodwill and intangibles                                    (189.7)       (191.2)
   Pensions                                                                                  28.4          28.4
   Revaluation of fixed assets                                                               (4.0)         (4.0)
   Derivative financial instruments                                                           5.2           5.0
   Capitalised debt issuance costs                                                           12.6          11.5
                                                                                       ------------  ------------

 Net US GAAP adjustments                                                                     65.8          63.0
                                                                                       ------------  ------------

 Total assets as reported under US GAAP                                                     485.1         462.4
                                                                                       ============  ============

                    Reconciliation of consolidated total debt
                                                                                      December 31,    March 31,
                                                                                          2001           2002
                                                                                        (pound)m      (pound)m

 Total debt as reported under UK GAAP                                                       358.7         374.4
 US GAAP adjustments:
   Capitalised debt issuance costs                                                           12.6          11.5
                                                                                       ------------  ------------

 Total debt as reported under US GAAP                                                       371.3         385.9
                                                                                       ============  ============

               Reconciliation of consolidated shareholders equity
                                                                                      December 31,    March 31,
                                                                                          2001           2002
                                                                                        (pound)m      (pound)m

 Shareholders equity as reported under  UK GAAP                                            (160.2)       (169.1)
 US GAAP adjustments:
   Goodwill                                                                                 213.3         213.3
   Accumulated amortisation of goodwill                                                    (189.7)       (191.2)
   Pensions                                                                                  28.4          28.4
   Deferred taxation                                                                        (20.1)        (13.0)
   Derivative financial instruments                                                           5.5           5.7
   Revaluation of fixed assets                                                               (4.0)         (4.0)
                                                                                       ------------  ------------
 Net US GAAP adjustments
                                                                                             33.4          39.2
                                                                                       ------------  ------------

 Shareholders equity as reported under US GAAP                                             (126.8)       (129.9)
                                                                                       ============  ============

8.       Post Balance Sheet Date Events

On May 3, 2002 the Group entered into an agreement to acquire the ambient food business of Nestle in the UK and Republic of Ireland. The ambient foods businesses that are being acquired span a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves, ambient desserts and dehydrated foods. The purchase price will be funded by additional borrowings under our Senior Credit Facility. The completion of the acquisition is subject to customary conditions. The acquisition is anticipated to be completed within the three month period ended June 30, 2002.

                         Premier International Foods plc

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion summarizes the significant factors affecting the consolidated financial condition and results of operations of the Company and its operating subsidiaries for the three month periods ended March 31, 2001 and 2002. You should read the following discussion in conjunction with the financial statements (the "Financial Statements"), including the notes thereto, included elsewhere in this Form 6-K. You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The most significant differences between U.K. GAAP and U.S. GAAP are described in note 7 to the Financial Statements and note 24 to Premier's 2001 annual report to the bondholders.

Overview

We manufacture and market grocery products for the retail grocery and food service markets in three principal product groups: (i) canned foods; (ii) beverages; and (iii) preserves, pickles and sauces. Our products are sold under both private label and our own popular brand names, which include HP canned foods, Typhoo tea, Cadbury's chocolate drink mixes and biscuits, Marvel milk powdered creamer, Maryland cookies, Chivers and Hartley's preserves and Materne jam. We also operate a potato packing and trading business.

Recent developments

On May 3, 2002 Premier entered into an agreement to acquire the ambient food business of Nestle in the UK and Republic of Ireland. The ambient foods businesses that are being acquired span a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves, ambient desserts and dehydrated foods. The purchase price will be funded by additional borrowings under our Senior Credit Facility. The completion of the acquisition is subject to customary conditions. The acquisition is anticipated to be completed within the three month period ended June 30, 2002.

Comparative Results of Operations

Three months ended March 31, 2002 compared to three months ended March 31, 2001

Sales. Sales by our continuing operations were (pound)211.5 million for the three months ended March 31, 2002, a decrease of (pound)0.4 million, or 0.2%, compared to sales of (pound)211.9 million for the same period in 2001. The decrease in sales is primarily due to reduced marketing expenditure in the first quarter of the year resulting in lower sales volumes in the canned foods, pickles and sauces group and the cancellation of low margin contracts in the canning, pickles and sauces and beverages groups offset by sales contributed by the acquisitions we made in 2001.

Canned foods, pickles and sauces
Sales by our canned foods group were (pound)85.5 million for the three months ended March 31, 2002, a decrease of (pound)0.3 million, or 0.3%, compared to sales of (pound)85.8 million for the same period in 2001. This decrease in sales was a result of lower volumes resulting from decreased marketing expenditure offset by sales contributed by Stratford on Avon Foods, which we acquired in April 2001.

Beverages
Sales by our beverages group were (pound)44.0 million for the three months ended March 31, 2002, a decrease of (pound)2.6 million, or 5.6%, compared to sales of (pound)46.6 million for the same period in 2001. The decrease in sales is primarily due to the cancellation of a low margin contract offset by sales contributed by Lift, which we acquired in September 2001.

Preserves
Sales by our preserves group were (pound)40.1 million for the three months ended March 31, 2002, an increase of (pound)2.4 million, or 6.4%, compared to sales of (pound)37.7 million reported for the same period in 2001. The increase in sales is primarily attributable to the Nelsons preserves business, which we acquired in October 2001. The preserves group now includes our French biscuit distribution operation, which was integrated into our French preserves operation in 2001.

Potatoes
Potato sales were (pound)41.9 million for the three months ended March 31, 2002, an increase of (pound)0.1 million, or 0.2%, compared to sales of (pound)41.8 million for the same period in 2001. Volumes of potatoes sold were 12% ahead, though a 10% decline in the average price when compared to the same period in 2001, yields the increase of only (pound)0.1 million.

                         Premier International Foods plc

Premier Consolidated

Gross Profit. Gross profit was (pound)46.9 million for continuing businesses for the three months ended March 31, 2002, a decrease of (pound)1.0 million, or 2.1%, over gross profit of (pound)47.9 million for the same period in 2001. Gross margin was 22.2% for the three months ended March 31, 2002, a decrease of
0.4 percentage points compared to the gross margin of 22.6% for the same period in 2001. The decline in gross profit and gross profit margin over the same period in 2001 is primarily a reflection of increased raw material costs in our canned foods business, which we have only been able to recover through price increases towards the end of the three months ended March 31, 2002 and the acquisition of the Nelsons preserves manufacturing business whose low current gross margins dilute the gross margin of our original preserves manufacturing business.

Selling and Distribution Expenses. Selling and distribution expenses for continuing businesses were (pound)25.6 million for the three months ended March 31, 2002, a decrease of (pound)2.8 million, or 9.9%, over selling and distribution expenses of (pound)28.4 million for the same period in 2001. The decrease is primarily due to the reduced marketing expenditure compared to the same period in 2001.

Administrative Costs. Administrative expenses for continuing businesses were (pound)8.1 million for the three months ended March 31, 2002, an increase of (pound)0.1 million, or 1.3%, compared to administrative expenses of (pound)8.0 million for the same period in 2001. The increase is principally due to a charge of (pound)0.5 million in the three months ended March 31, 2002 from the amortisation of the pension prepayment whereas no charge was made in the comparable period in 2001 and (pound)0.2 million of administration costs arising from the Nelsons preserves manufacturing business acquired in October 2001. These increases are offset by reduced administration expenses following the closure of Moreton administration function in the first half of 2001.

Operating Profit Before Operating Exceptional Items. Operating profit before operating exceptional items for continuing businesses was (pound)13.2 million for the three months ended March 31, 2002, an increase of (pound)1.7 million, or 14.8%, compared to operating profit before operating exceptional items of (pound)11.5 million for the same period in 2001. Operating margin increased to 6.2% for the three months ended March 31, 2002 from 5.4% for the same period in 2001. The increase of the operating margin resulted from the reduction in selling and distribution expenses which more than offset the reduction in gross profit.

Non-Operating Exceptional Items. No non-operating exceptional items were charged in the three months ended March 31, 2002. Non-operating exceptional items charged in the three months ended March 31,2001 of (pound)18.0 relate primarily to the loss on sale of the Horizon biscuit business to Eubisco Limited in January 2001.

                         Premier International Foods plc

Liquidity and Capital Resources

Net cash flows generated from operating activities (cash flow before interest, cash exceptional items, tax and dividends, but after capital expenditure and working capital movements) for the three months ended March 31, 2002 was an inflow of (pound)3.2million, compared to an inflow of (pound)15.6 million for the same period in 2001. The principal reason for the decrease in cash inflow is that the inflow in 2001 included a normal seasonal working capital inflow in relation to our wines and spirits business of (pound)9.2 million prior to its disposal in February 2001. Historically, our cash flows from operating activities have been largely stable with variances resulting from the timing of the receipt of payment from major customers, and from capital expenditures relating to the execution of our restructuring programs.

We incurred capital expenditures of (pound)2.8 million for the three months ended March 31, 2002 and (pound)3.6 million for the same period in 2001. The year on year decrease reflects the completion of our cost reduction programme, initiated in 1999, and the move to a level of capital expenditures more consistent with our maintenance requirements.

Interest payments on the notes and interest and principal payments under the senior credit facility represent significant cash requirements for us. Borrowings under the senior credit facility bear interest at floating rates and require interest payments on varying dates. Borrowings under the senior credit facility at March 31, 2002 consist of (i) (pound)177.2 million under the refinancing facilities, which comprised (pound)121.3 million under the Refinancing A facility and (pound)55.9 million under the Refinancing B facility and (ii) (pound)17.8 million drawn of the (pound)125.0 million working capital facility. The working capital facility will cease to be available on September 30, 2006.

At March 31, 2001, the total debt relating to our bonds was (pound)215.4 million, comprising (pound)75.0 million under the pound sterling denominated bond and (pound)140.4 million under the US dollar denominated bond. We had a further (pound)9.4 million interest free loan from an affiliated company.

The table below sets out the maturity schedule for our net debt

                                                   At December 31, 2001              At March 31, 2002
                                              -------------------------------- -------------------------------
                                                     (pound) million                 (pound) million
Cash                                                         (27.3)                           (19.2)
Debt maturing in:
  Less than 1 year                                            14.2                             16.1
  1 to 2 years                                                18.0                             18.0
  2 to 3 years                                                22.5                             22.5
  3 to 4 years                                                31.5                             31.5
  4 to 5 years                                                71.6                             73.4
  More than 5 years                                          240.6                            243.4
                                                         ----------                       ----------

                                                             371.1                            385.7
                                                         ==========                       ==========

Our primary sources of liquidity are cash flow from operations and borrowings under the existing credit facility. While we believe that cash generated from our operations, together with available borrowings under the senior credit facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the notes, or to make necessary capital expenditures.

We do not have material off balance sheet arrangements. Our related party transactions are detailed in Note 22 to our 2001 annual report to the bondholders.

                         Premier International Foods plc

Significant accounting policies

Our significant accounting policies are described in Note 1 to our 2001 annual report to the bondholders. Certain of our accounting policies require the application of judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate. Our significant accounting policies include:

Over rider discounts and customer rebates. Our over rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates. Provision is made at the time of sale and released, if unutilised, once the likelihood of such a claim being made has become remote.

Pensions and other post retirement benefits. The determination of our obligation and expense for pension and other post retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 6 of our 2001 annual report to the bondholders and include, among others, the discount rate, expected long term rate of return on plan assets and rates of increase in compensation. In accordance with both UK and US generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortised over future periods and therefore, generally affect our recognised expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post retirement obligations and our future expense.

                         Premier International Foods plc

Item 3.  Quantitative and Qualitative Disclosures about Market Risk.

Currency Fluctuation

Over 80% of our business is conducted in the United Kingdom with our remaining operations in France and other European countries. We also source raw materials from countries around the world. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk.

We incur currency transaction risk whenever we enter into either a purchase or sales transaction using a currency other than pound sterling. We export our biscuits into France and other European countries. In addition, we purchase certain raw materials such as tea, beans, sugar and certain seasonal fruits and vegetables in U.S. dollars and in European currencies.

With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into pounds sterling for inclusion in our consolidated financial statements. The appreciation of the pound sterling against the euro (and its precursor currencies) since 1997 has had a negative impact on our sales as reported in pounds sterling in our financial statements.

Our policy with regard to foreign currency exchange risk is to hedge such risk using foreign currency purchase contracts, options and currency borrowing/investments. It is our policy to minimize risk to adverse movements in exchange rates by hedging the exposure at the point when it becomes a contractual obligation. All trading transaction exposures above an aggregate level of (pound)100,000 are required to be hedged. These transaction exposures are managed by each of our subsidiary companies unless considered material to the group. These and other exposures arising from our trade in non-sterling currencies can only be hedged by a subsidiary company in agreement with group treasury and such positions are carefully monitored.

Interest Rate Risk

Our borrowings are principally denominated in pounds sterling, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt.

In addition, we have entered into a coupon swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.